Charlton Aria Acquisition Corporation

October 7, 2024

Pearlyne Paulemon

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Charlton Aria Acquisition Corporation

Draft Registration Statement on Form S-1

Submitted September 24, 2024

File No. 333-282313

Dear Pearlyne Paulemon:

We hereby provide a response to the comments issued in a letter dated October 2, 2024 (the “Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing the revised Amendment No. 1 to the Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Form S-1 Filed on September 24, 2024

Risk Factors, page 36

1.	We note the disclosure on page 6 and elsewhere that Mr. Tan is not expected to effect any indirect transfer of insider shares by transferring any securities of the sponsor prior to the offering. As requested in prior comment 8, please disclose whether there are any circumstances under which Mr. Tan could transfer sponsor membership interests and thereby indirectly transfer ownership of your securities at any time, not limited to the period prior to the offering. If such circumstances exist, or if there are no limitations on Mr. Tan's ability to transfer sponsor membership interests at any time prior to the business combination, please disclose this specifically. In addition, if true, please add risk factor disclosure about risks that may arise from Mr. Tan transferring his ownership interest and control of the sponsor to another party, or ST Sponsor II Limited otherwise being removed as sponsor before identifying and completing a business combination.

Response: In response to the Staff’s Comment, we have revised the disclosure on pages 6, 42, 95 and 115 of the Amended S-1.

Dilution, page 80

2.	We note redemptions in connection with a business combination cannot cause your net tangible assets to fall below $5,000,001, thereby capping the maximum redemptions permitted. Please revise your dilution table, here and on your cover page, to present dilution at quartile intervals based on percentages of your maximum redemption threshold. Refer to Item 1602(a)(4) of Regulation S-K.

Response: In response to the Staff’s Comment, we have revised the disclosure on the Cover Page and pages 14, 82-83 of the Amended S-1.

October 7, 2024

3.	Please tell us why you are presenting possible sources of dilution as the lead-in to your tabular presentation rather than providing effect to material probable or consummated transactions as prescribed in Rule 1602(a)(4) of Regulation S-K.

Response: In response to the Staff’s Comment, we have revised the disclosure on pages 81 and 84 of the Amended S-1.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel Arila E. Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ Robert W. Garner
Robert W. Garner, CEO

cc:	Arila E. Zhou, Esq.

Robinson & Cole LLP